Bioenvision, Inc

Form 10-KSB for Fiscal Year Ended June 30, 2005

Filed October 13, 2005

File No. 001-31787

Memorandum of Bioenvision, Inc’s Responses to Comments of the Staff of the Commission Conveyed in a Letter Dated February 7, 2006

The Staff’s comments are reproduced in their entirety below in bold, and the responses thereto are set forth after each comment.

Form 10-KSB – June 30, 2005

Financial Statements

Note 1 – Description of Business and Summary of Significant Accounting Policies, page F-7

Revenue Recognition, page F-8

We note your discussion on page 31 within management’s discussion and analysis related to this agreement. Regarding your unrecorded receivable, please provide us, in disclosure type format, a discussion of why you determined that the revenue recognition criteria for this billed service has not been met. Further, explain to us why it is appropriate to recognize, as bad debt expense, amounts recorded previously under the same arrangement that were not received. Tell us specifically what changed in your facts and circumstances related to the decision to recognize and then later defer recognition.

We expanded our disclosure in our most recent filing Form 10-Q at December 31, 2005 in regards to the reason why revenue was not recognized and correspondingly why a bad debt reserve was established on the outstanding receivables. The recent disclosure is as follows:

Research & development contract revenue includes reimbursements to us from our pre-commercial stage Named Patient Program for clofarabine as well as certain payments due from our co-development partner relating to the reimbursement of 50% for certain of our ongoing research costs in the development of clofarabine outside the United States. Currently, the Company has billed but not recorded approximately $2,513,000 of revenues relating to the reimbursement from our co-development partner for certain of our ongoing research costs in the development of clofarabine outside the United States.  When the Company has determined that collectibility is reasonably assured, the Company will record the revenue. At December 31, 2005, the Company continues to hold a reserve for bad debts of $869,000 relating to the outstanding receivables due from the co-development partner.

We believe that the following sequential facts and circumstances will further help the Staff understand our determination of the accounting in question.

In March 2001, the Company entered into a co-development agreement with ILEX Oncology, Inc. (ILEX) this agreement, among other things, stated that:

Bioenvision and ILEX shall share equally in the costs and expenses of the development of Clofarabine or any Product in any other countries within the Territory other than the USA and Canada, pursuant to a development plan and budget which is approved by Management on an annual basis. ILEX’s consent, via the Management, shall be required for any budgetary matter which is to be cofunded by ILEX, such consent not to be unreasonably withheld. Notwithstanding, ILEX agrees to provide a minimum of $1 million in the first two years from the Effective Date for the clinical development of Clofarabine or any Product outside the USA and Canada. If additional money, over and above that agreed to by ILEX via the Management, shall be required, for whatever reason, for the proper development of Clofarabine or any Product outside the USA and Canada Bioenvision may elect to spend the additional money for such development and such additional money shall be credited to Bioenvision against future royalty payments to ILEX and at the rate of $1.5 for every $1 of additional expenditure.

From March 2001 through October 2004, we invoiced ILEX for the appropriate research and development expenses incurred relating to the development of clofarabine and were timely reimbursed for these expenses.

In December 2004, ILEX was acquired by Genzyme Corporation (Genzyme) in a merger transaction. The rights and obligations of ILEX under the co-development agreement would become the rights and obligations of Genzyme, as successor-in-interest, by operation of law upon the closing of the merger transaction. Prior to the consummation of the merger, on July 2, 2004, the Company received a letter signed by Gerald E. Quirk, Managing Corporate Counsel of Genzyme, which states “this letter serves to confirm Genzyme’s agreement to abide by the terms and conditions [of the co-development agreement] upon completion of the proposed merger [with ILEX]”.

In March 2005, we received payment from Genzyme for the November 2004 invoice. Over the next month, we received correspondence, via e-mail from the finance department of Genzyme, that further payments would be promptly forthcoming. Furthermore, on May 9, 2005, we received written correspondence from Mark Enyedy, Senior Vice-President and General Manager of Genzyme, where he references receipt of the invoices through February 2005 and notes that he was in the process of reviewing these expenses to determine whether they were reimbursable by Genzyme in accordance with the contract.

On June 29, 2005 David Luci, General Counsel and CFO of Bioenvision, Inc, had a verbal conversation with Mark Eneydy, in which he confirmed that Genzyme was finalizing its review of Bioenvision’s monthly invoices and except for a couple of questions on one vendor’s invoices, Genzyme was prepared to pay the amounts invoiced by Bioenvision which, to date, had been billed but not yet been paid (December 1, 2004 to April 30, 2005).

Consistent with our accounting policies outlined in our Form 10-KSB, the Company considered the four revenue recognition criteria in SAB 104 and determined that they were met as of the closing of our books for the March 31, 2005 period, as more fully discussed below.

Persuasive evidence of an arrangement exists. We believe that persuasive evidence of our arrangement with Genzyme exists through (1) Section 3.2 of the executed co-development agreement, which states that approved development costs of clofarabine outside of the U.S. and Canada are required to be reimbursed to the Company. (2) An executed letter from Genzyme dated July 2, 2004 exists whereby Genzyme states they are assuming ILEX’s obligations under the co-development agreement upon completion of the merger which was consummated in December of 2004.

Delivery has occurred or services have been rendered. We believe that delivery has occurred or services have been rendered based upon the incurrence of the research and development costs by the Company in accordance with the terms of the contract. Consistent with the Company’s policy with ILEX, the Company charges Genzyme as the research and development costs are incurred by the Company. As per the co-development agreement, Genzyme is obligated to reimburse the Company for 50% of approved costs incurred to develop clofarabine and, as noted above, ILEX reimbursed the Company for all costs passed onto them pursuant to the terms of the co-development agreement. Further, SAB 104 states, in Question 1, that formal customer sign-off is not always necessary to recognize revenue provided that the seller objectively demonstrates that the criteria specified in the acceptance provisions are satisfied. The only acceptance provisions are that the budget is approved and it is designed for spending relating to the development of clofarabine in territories outside of the US and Canada. As aforementioned, the budget had been approved by ILEX. We received a letter from Genzyme on May 9, 2005 whereby they acknowledge that they have the 2004-05 budget (that was approved by ILEX) and were comparing the invoices billed by us to this budget in the course of having them processed for payment.

The seller’s price to the buyer is fixed or determinable. The seller’s price to the buyer is determinable as 50% of “costs and expenses incurred of the development of Clofarabine or any Product in any other countries within the Territory other than the USA and Canada...” are reimbursable. These costs are based upon the actual costs incurred by third parties or internally generated costs such as salaries paid to employees engaged by the Company to perform the service defined in the contract.

Collectibility is reasonably assured. The Company determined that collectibility was reasonably assured through March 31, 2005, based upon the fact that Genzyme did pay the November 2004 monthly invoice in March of 2005. In addition to this history of payment, the Company received written and oral representations from the members of Genzyme’s senior management that collectibility of these invoices billed subsequent to November 2004 was reasonably assured. Furthermore, the Company’s previous dealings with ILEX had been positive with the annual budgets consistently approved and timely payments made on each month’s billings.

Based on the facts and circumstances noted above, the Company determined that the four criteria for revenue recognition were met as of the filing of our March 31, 2005 Form 10-QSB on June 29, 2005.

Upon the closing of the books for the year ended June 30, 2005 and in connection with the year-end audit procedures performed by Deloitte & Touche, LLP, our independent accounting firm at that time, an accounts receivable confirmation, dated September 16, 2005, was received directly by Deloitte & Touche, LLP from Gerald Quirk, Esq., Managing Corporate Counsel of Genzyme, which stated that on such date “Genzyme believes that it has no obligation to make any of the payments referenced in such invoices” because, Genzyme has not received or approved a development plan, Genzyme believes a “significant” portion of the activities do not relate to the “development” of Clofarabine and Genzyme believes that they can offset some of this money owed to Bioenvision for providing assistance with the Company’s EMeA filing. However, at the end of the confirmation Mr. Quirk states, “[Genzyme] can confirm that they will reimburse Bioenvision for bona fide, reasonable development costs associated with the development of Clofarabine for the period beginning December 1, 2004 and ending June 30, 2005”.

As a result of the negative written confirmation, we contacted Earl M. Collier, Jr., Executive Vice President of Genzyme, in an attempt to more fully understand their position and resolve any disagreements regarding the amounts billed. Based on the negative written confirmation, unsatisfactory response from Genzyme on our contact attempts and the lack of payment on outstanding invoices from December 1, 2004 through June 30, 2005, the Company re-evaluated the criteria under SAB 104 in connection with our closing of the books for the June 30, 2005 period. As a result of the foregoing, we believe that collectibility as it relates to the April 1, 2005 through June 30, 2005 invoices was not reasonably assured when amounts were invoiced to Genzyme. Since collectibility was not reasonably assured, we did not record any revenue related to these amounts invoiced to Genzyme from April 1, 2005 through June 30, 2005.

As it relates to the amounts invoiced to Genzyme for the periods December 1, 2004 through March 31, 2005, we recorded a bad debt allowance as we had a reasonable basis to record the revenue at the time the amounts were invoiced, as previously discussed, but due to the passage of time and the negative confirmation received, the Company determined that the collectibility of the amounts relating to the December 1, 2004 through March 31, 2005 invoices was in doubt.

Since October 13, 2005, the date we filed our Form 10-KSB for the year ended June 30, 2005, there have been continued discussions with Genzyme. A letter was received by the Company from Genzyme on December 10, 2005 which stated that some payment was appropriate but the precise amount relative to the invoiced amount was to be determined by ongoing negotiation and dialogue between our Company and Genzyme. A further letter was delivered to Genzyme on January 27, 2006 and discussion ensued at a face-to-face meeting with Genzyme’s senior management at their offices on January 30, 2006. However, no payments relating to the aforementioned invoices have been received to date.

Note 2- Acquisition of Pathagon, page F-12

It is unclear, based on your disclosure here, how you determined that these acquired technologies were not related to in-process research and development. Please provide to us your assessment of the alternative future uses that resulted in recording these technologies as intangible assets and not in-process research and development.

The Company acquired the patents and licensing rights to OLIGON® and methylene blue from the acquisition of Pathagon in February 2002 (collectively referred to as “purchased technologies” or “technologies”). As part of the purchase business combination, the Company recognized these technologies as acquired identifiable intangible assets, with an aggregate fair market value of $17.6 million. The Company assigned values to the intellectual rights acquired based on a third party’s valuation of the expected future cash flows from the existing approved uses of the technologies. We respectfully refer you to our letters to the Staff dated May 24, 2004 and June 15, 2004 where the Company outlined its position as to the carrying amount of the intangible assets acquired and also provided the third party valuation report utilized in determining the fair value of the technologies.

OLIGON® is an antimicrobial silver ion technology which is used as a coating in catheters. Catheter-related sepsis occurs in many thousands of patients annually in the U.S. and is associated with a large mortality rate. OLIGON® actively pumps silver ions across the catheter wall and into the surrounding environment. The use of OLIGON® significantly reduces blood borne infection rates and local insertion-site infection rates and increases the length of time a catheter can be used. At the time of acquisition, OLIGON® had been approved by the FDA for its use as a coating of catheters or incorporation into catheter material for the avoidance of catheter related sepsis associated with central venous catheters, pulmonary catheters and urinary catheters. We inherited from Pathagon the sublicense of the OLIGON® technology to Edwards Lifescience for its use in short-term central venous catheters and pulmonary catheters. We plan on further commercializing this technology and are currently in discussions with major international medical device companies to sublicense the OLIGON® technology in its other approved uses and possibly incorporate it into a broader range of devices.

Methylene blue is an anti-microbial agent used to cleanse fresh frozen plasma of viruses including Hepatitis-B, Hepatitis-C and HIV. At acquisition, it was approved in Europe for sterilizing fresh frozen plasma and is currently marketed and sold by several companies, including Macropharma Corporation, for anti-viral sterilizing of fresh frozen plasma. At acquisition, the Company planned to sublicense the product in certain European Union countries for its use in cleansing plasma. Prior to the loss of an intellectual patent in April of 2005, the Company had been in discussion with the American Red Cross to bring the product into the U.S. market. Since methylene blue is generally regarded as a safe drug, no further approval was needed to sell it for its intended use at acquisition. However, we did plan on performing clinical trials to support to the American Red Cross the commercial viability of methylene blue in sterilizing fresh frozen plasma.

Pursuant to paragraph 39 of SFAS 141, the Company can capitalize acquired intangible assets if it meets one of the two criteria described in this paragraph, which are (1) if they arise from contractual or legal rights (regardless of whether those rights are transferable and separable from the acquired entity or from other rights and obligations) or (2) if they are separable, that is, capable of being separated or divided from the acquired entity and sold, transferred, licensed, rented, or exchanged (regardless of whether there is intent to do so). The Company determined that the patent and licensing rights of the purchased technologies are separately identifiable legal rights.

The Company also considered the guidance in AICPA’s practical interpretation, Assets Acquired in a Business Combination to Be Used in Research and Development Activities: A Focus on Software, Electronic Devices, and Pharmaceutical Industry. The AICPA’s interpretation indicates that assets that are acquired to be used in research and development activities should exhibit certain essential characteristics (Control and Economic Benefit) and one attribute (Measurability, Substance or Incompleteness). The purchased intangibles are controlled by the Company and have economic benefit to us. Additionally, both projects have the attributes of measurability and substance but not incompleteness. Since the intellectual assets when acquired had technological feasibility and were ready for commercialization of their intended use, we did not allocate any of the purchase price to in-process research and development costs. Though full commercialization by the Company was originally expected in the near term, the Company did not fully devote its resources to the commercialization due to our focus on the development of our two lead drugs, Clofarabine and Modrenal.